# STOCK PURCHASE AGREEMENT

BY AND AMONG

ROCKWADER ACQUISITION CORPORATION,

CLEAN FREAK USA, INC.,

AND

SELLING SHAREHOLDERS

Dated as of __April 30th__, 2016

## TABLE OF CONTENTS

101126010v1
101652132v1
4845-6088-2224.1

## EXHIBITS

EXHIBIT A – CERTAIN DEFINITIONS

EXHIBIT B – PAYMENT INSTRUCTIONS

EXHIBIT C – COMPANY DISCLOSURE SCHEDULE

EXHIBIT 1.3 –CALCULATION OF SHARE VALUE FOR PURCHASE PRICE

EXHIBIT 1.5 – WORKING CAPITAL SCHEDULE

EXHIBIT 1.5(a) – WORKING CAPITAL CALCULATION GUIDELINES

# STOCK PURCHASE AGREEMENT

THIS STOCK PURCHASE AGREEMENT ("**Agreement**") is made and entered into as of April $30^{th}$, 2016 (the "**Effective Date**"), by and among ROKWADER ACQUISITION CORPORATION, a Delaware corporation ("**Buyer**"), and Craig McDowell, Mark McDowell, McDowell Revocable Trust, Pure Partners, LLC and James R. McDowell (collectively, "**Seller**"), in connection with Buyer's purchase of all of the Seller's stock in CLEAN FREAK USA, Inc., an Arizona corporation ("**Company**"). Certain Capitalized terms used but not otherwise defined in this Agreement are defined in "Exhibit A", attached hereto and incorporated by reference.

## RECITALS

A. This Agreement is one of a series of agreements entered into as of the Effective Date between Buyer on the one hand, and various affiliates of Seller on the other hand, including:

1. An Asset Contribution Agreement (the "**Asset Contribution Agreement**") between Buyer and each of CF Car Wash I, LLC, CF Car Wash II, LLC, CF Car Wash Bell, LLC, CF Investments Camelback, LLC, and CF Investments Chandler, LLC (collectively, the "**Acquired Car Wash Businesses**");

2. A Purchase Agreement between CF Car Wash Bell, LLC as buyer, and R&R Properties R.L.L.L.P. as seller, of the real property site on which the business and operations of CF Car Wash Bell, LLC are conducted, which real property is currently under lease to CF Car Wash Bell, LLC as tenant pending closing of such Purchase Agreement, which Purchase Agreement will be assigned to Buyer or its affiliate on the Effective Date;

3. Four real property leases to Buyer or its affiliate as tenant of the real property held respectively as landlords by CF Car Wash I, LLC, CF Car Wash II, LLC, CF Car Wash Camelback, LLC and CF Car Wash Chandler, LLC, with each lease including a landlord option to sell the real property underlying such lease to Buyer or its affiliate;

4. A Forward Purchase Agreement (the "**Forward Purchase Agreement**") between Buyer and each of CF Car Wash Carmel Village, LLC, CF Car Wash Via Linda, LLC, CF Car Wash Irvington, LLC, CF Car Wash Casa Grande, LLC, CF Car Wash Flagstaff, LLC, and CF Car Wash Sun City, LLC (collectively, the "**Retained Car Wash Businesses**") as seller, pursuant to which Buyer agrees to purchase and each of the Retained Car Wash Businesses agrees to sell all of the operations, business and real property of the Retained Car Wash Businesses upon satisfaction of certain financial performance metrics in accordance with the Forward Purchase Agreement.

5. A Resignation by Twins Management, Inc., an Arizona corporation ("**Twins**") holding the contract rights to manage the operations of the Acquired Car Wash Businesses and the Retained Car Wash Businesses (collectively, the "**Clean Freak Car Wash Enterprise**"), pursuant to which Twins will resign as manager solely with respect to the Acquired Car Wash Businesses as of the Effective Date and, as, if and when applicable, the Retained Car Wash Businesses, and the New CF Car Wash Businesses as described in item 6 below (the "**Twins Resignation**").

6.     A Management Agreement (the "**Management Agreement**") from Buyer or its affiliate to Wash Management Group, LLC, an Arizona limited liability company affiliated with Seller ("**Wash Management**"), which provides that Buyer or its affiliate holds all of the contract rights to manage the operations of the Acquired Car Wash Businesses as of the Effective Date, and Buyer or its affiliate has engaged Wash Management to manage:  (a) as of the Effective Date, the Acquired Car Wash Businesses pursuant to the terms and conditions of the Management Agreement; (b) upon closing of the Forward Purchase Agreement, the Retained Car Wash Businesses pursuant to terms and conditions of the Forward Purchase Agreement; (c) as, if and when new car wash businesses are established or acquired by affiliates of Seller and managed by affiliates of Seller after the Effective Date, and subsequently sold to Buyer on mutually agreeable terms ("**New CF Car Wash Businesses**"), the New CF Car Wash Businesses; and (d) as, if and when other car wash businesses are acquired by Buyer or its affiliate after the Effective Date in the western region of the United States on mutually agreeable terms ("**New Buyer Car Wash Businesses**"), the New Buyer Corp Car Wash Businesses.

7.     A Transition Agreement (the "**Transition Agreement**") between Buyer and Twins, which, as of the Effective Date, provides all employment related functions for the Car Wash Enterprise, including all Employee Benefit Plans (as defined below), employee payroll services, and employment agreements, and, following Closing, on a transition basis and in consideration of full reimbursement by Buyer to Twins for all costs and expenses, including third party costs and expenses (the "**Reimbursement**"), Twins will continue to provide such functions; provided that Buyer or its affiliate (a) hires or offers to hire all employees of the Car Wash Enterprise and any New CF Car Wash Businesses (other than the employees designated as being retained by Twins (the "**Hired Employees**") on terms and conditions substantially similar to the terms and conditions of employment applicable to such Hired Employees immediately prior to their hire date with Buyer or its affiliate and (b) promptly following request from Twins, provides the Reimbursement; and

8.     Pursuant to this Agreement, as of the Effective Date, the Company (a) holds either directly or through third party licenses all of the Intellectual Property (as defined on Exhibit A) used by the Clean Freak Car Wash Enterprise ("**Company Intellectual Property**") and (b) licenses such Company Intellectual Property to the Clean Freak Car Wash Enterprise as necessary or desirable to operate the Car Wash Enterprise as currently conducted, and, pursuant to this Agreement:  (i) the shareholders of the Company will exchange all of their capital stock for shares of Buyer Stock (as defined below) pursuant to a transaction designed to qualify as a tax free reorganization under Code Section 368(a)(1)(B) and (ii) the Company will thereafter license all Company Intellectual Property back to each of the Retained Car Wash Businesses and any New CF Car Wash Businesses, as necessary or desirable to operate the Retained Car Wash Businesses and any New CF Car Wash Businesses, unless and until the Retained Car Wash Businesses and such New CF Car Wash Businesses are sold to Buyer or its affiliate.

B.     As of the Effective Date, the Company (a) holds the Company Intellectual Property and (b) licenses the Company Intellectual Property to the Clean Freak Car Wash Enterprise as necessary or desirable to operate the Car Wash Enterprise as currently conducted (the "**Business**").

C.     As of the Effective Date, the Company has Fifteen Thousand (15,000) issued and outstanding shares of common stock (**"Company Stock"**), and each of the five shareholders comprising Seller holds Three Thousand (3,000) shares of Company Stock.

D.     Under and subject to the terms of this Agreement, Buyer intends to acquire one hundred percent (100%) of the issued and outstanding Company Stock from the Seller (the **"Acquisition"**).

E.     This Agreement has been duly approved by all necessary action of the Board of Directors of Buyer, the Board of Directors of the Company, and by the Seller.

F.     Buyer, the Company and the Seller desire to make certain representations, warranties, covenants and agreements in connection with the Acquisition and to prescribe various conditions to the Acquisition.

## AGREEMENT

NOW THEREFORE, in reliance on the foregoing and in and for the consideration and the mutual covenants set forth herein, the parties agree as follows:

## ARTICLE I

## THE ACQUISITION

Section 1.1.    Sale and Purchase of Company Stock. Subject to the terms and conditions set forth in this Agreement, at the Closing (as defined in Section 1.2), in exchange for the payment of the Purchase Price (as defined in Section 1.3) by Buyer, the Seller shall sell, transfer, convey, assign and deliver to Buyer, and Buyer shall purchase, acquire and accept from the Seller, the Company Stock owned by the Seller.

Section 1.2.    Closing. The consummation of the transactions contemplated by this Agreement (the **"Closing"**) shall take place on the Effective Date; provided that all of the conditions set forth in Article V have been satisfied or waived (the **"Closing Date"**). The Closing may take place electronically (that is, through the electronic exchange of documents), and not at any one physical location, as the Buyer and Seller may mutually agree in writing.

Section 1.3.    Purchase Price. As consideration for the Acquisition, Buyer shall pay the purchase price set forth in this Section 1.3 (the **"Purchase Price"**), and all other payments specified in this Agreement. All monetary amounts referenced in this Agreement shall refer to United States Dollars. The Purchase Price shall consist of the following:

- Stock for Stock Exchange. Buyer will acquire all the stock of Company from Sellers in a transaction intended to qualify as a tax-free reorganization under Section 368(a)(1)(B) of the Internal Revenue Code of 1986 (the **"Code"**).

- In exchange for all of the Company Stock, Buyer will issue an aggregate number of 800,000 shares of Buyer Stock in equal proportions to each of the five shareholders comprising Seller, as follows:

o At Closing, an aggregate number of 400,000 shares of Buyer Stock will be issued by Buyer in equal proportions to each of the five shareholders comprising Seller; and

o As, if and when all of the Retained Car Washes are sold to Buyer pursuant to the Forward Purchase Agreement, an aggregate number of 400,000 additional shares of Buyer Stock will be issued by Buyer in equal proportions to each of the five shareholders comprising Seller.

## ARTICLE II

## REPRESENTATIONS AND WARRANTIES OF THE COMPANY AND SELLER

The Seller, in the Seller's capacity as the owner(s) of the Company Stock, and the authorized representative of the Company, hereby represents and warrants to Buyer that the statements contained in this Article II are true and correct as of the Closing Date, except as set forth in the Disclosure Schedule delivered by the Seller to Buyer on or before the Closing Date (the "**Company Disclosure Schedule**"). The Company Disclosure Schedule shall be arranged in paragraphs corresponding to the numbers and lettered paragraphs contained in this Article II which references the specific representations and warranties as to which the exception is made, and attached hereto as "Exhibit C".

Section 2.1. <u>Organization, Standing and Corporate Power</u>. The Company is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of organization. The Company has the corporate power to own its properties and to carry on the Business as now being conducted and is duly qualified to do business and is in good standing in each jurisdiction in which the failure to be so qualified and in good standing would have a material adverse effect on the Company or the Business. The Company has made available to Buyer a true and correct copy of the Certificate of Incorporation and Bylaws or equivalent organizational documents, as applicable, of the Company, each as amended through the Closing Date. The Company is not in violation of any of the provisions of its Certificate of Incorporation or Bylaws or equivalent organizational documents. The Company has all requisite power and authority and all authorizations, licenses and permits necessary to hold its assets and to conduct the Business as currently conducted, except where the absence of such authorizations, license or permits would have a material adverse effect on the Company or the Business.

Section 2.2. <u>Subsidiaries</u>. Section 2.2 of Exhibit C sets forth a true and complete list of all past subsidiaries of the Company. The Company does not directly or indirectly own any equity or similar interest in, or any interest convertible or exchangeable or exercisable for, any equity or similar interest in, any corporation, partnership, joint venture or other business association or entity. All references to the "**Company**" in this Agreement shall be deemed to refer to all past subsidiaries of the Company, if and to the extent such provisions are relevant thereto.

Section 2.3. <u>Corporate Records</u>. The Company has made available to Buyer for its examination complete copies of all stock and other equity interest records, all minute books and all other material books and records of the Company. The corporate records of the Company are complete and accurate in all material respects, and the signatures of all officers and directors and other persons appearing on all documents contained therein are the true signatures of the persons purporting to have signed the same. All actions reflected in such books and records were duly and validly taken in material compliance with the laws of the applicable jurisdiction.

Section 2.4. <u>Corporate Power and Authority</u>. The Company has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby to which the Company is a party. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby to which the Company is a party have been duly authorized by all necessary corporate action on the part of the Company. This Agreement has been duly executed and delivered by the Company and constitutes the valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that such enforceability may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting or relating to creditors' rights generally, and is subject to general principles of equity.

Section 2.5. <u>Company Stock</u>

(a) Except as set forth in Section 2.5 of <u>Exhibit C</u>, there are no contracts, commitments or agreements relating to the voting, purchase or sale of Company Stock (i) between or among the Company and the Seller, or (ii) between or among the Company/Seller and any third party. All outstanding shares of Company Stock were issued in compliance with all applicable federal and state securities Laws.

(b) The Company has not repurchased, redeemed or otherwise reacquired any of its capital stock or other securities.

Section 2.6. <u>Conflicts; Consents and Approvals</u>.

(a) Except as set forth in Section 2.6 of <u>Exhibit C</u>, neither the execution, delivery and performance of this Agreement by the Company, nor the consummation by the Company of the transactions contemplated hereby, will (i) to the Company's Knowledge, violate any foreign or domestic (federal, state or local) law, statute, ordinance, rule, regulation, permit, license, injunction, writ, judgment, decree or order (each, a "**Law**" and, collectively, "**Laws**") applicable to the Company or by which any asset of the Company is bound or affected; (ii) conflict with, result in a breach or violation of, give rise to a default or loss of benefits, or result in the acceleration of performance, or permit the acceleration of performance, under (whether or not after the giving of notice or lapse of time or both) any note, bond, mortgage, indenture, guaranty, lease, license, agreement, instrument, writ, injunction, order, judgment or decree to which the Company is a party or any of their respective properties or assets is subject; (iii) give rise to a declaration or imposition of any Lien upon any of the properties or assets of the Company; or (iv) adversely affect any governmental right, privilege, authority, franchise, license, permit or certificate of the Company (collectively, "**Company Governmental Licenses**") necessary to enable the Company to carry on the Business as presently conducted.

(b) No approval, authorization, consent, license, clearance or order of, declaration or notification to, or filing or registration with, any Governmental Entity or other regulatory authority is required in order to (i) permit the Company to consummate the Acquisition or perform its obligations under this Agreement; (ii) prevent the termination or modification of any Company Governmental Licenses necessary to enable the Company to own, operate and lease its properties and assets as and where such properties and assets are owned, operated or leased and to carry on the Business as presently conducted; or (iii) prevent any material loss or disadvantage to the Business, by reason of the Acquisition, except for such approvals, authorizations, consents, authorizations, licenses, clearances, notifications, filings, and registrations of or with any Governmental Entity that, if not obtained or made, would not have a material adverse effect on the Company or the Business, would not prevent or materially alter or delay the transactions contemplated by this Agreement, and would not prevent the Company from continuing to operate any material portion of the Business.

Section 2.7.  Company Financial Statements.  Prior to the Closing Date, Seller has provided Buyer with true and correct copies of the financial statements of the Company for the three (3) year period ending on December 31, 2015, including, without limitation, the balance sheet of the Company as of December 31, 2015, a true and correct copy of which as Section 2.7 of Exhibit C (the "2015 Year End Balance Sheet") (collectively, the "Company Financial Statements"). Except as set forth on Section 2.7 of Exhibit C, the Company Financial Statements have been prepared in accordance with GAAP applied on a consistent basis throughout the periods covered thereby. The Company Financial Statements present fairly the financial position and results of operations of the Company in all material respects as of the indicated dates and for the indicated periods and have been prepared in a manner consistently applied (subject, in the case of the interim financial statements to normal and recurring audit adjustments at year end).

Section 2.8.  Absence of Certain Changes.  Since December 31, 2015 (the "**Company Balance Sheet Date**") and except as set forth in Section 2.8 of Exhibit C, the Company has conducted the Business in the ordinary course consistent with past practice and there has not occurred:

(a)  any change, event or condition (whether or not covered by insurance) that has resulted in, or would result in a material adverse effect on the Company or the Business;

(b)  any acquisition, sale or transfer of any asset of the Company, which asset is material to the Business of the Company, taken as a whole;

(c)  any change in accounting methods or practices (including any change in depreciation or amortization policies or rates) by the Company, except as required by GAAP, or any revaluation by the Company of any of its assets;

(d)  any direct or indirect redemption, purchase or other acquisition by the Company of any of its shares of capital stock;

(e)  any material contract entered into by the Company, other than as made available to Buyer, or any material amendment or termination of, or default under, any material contract to which the Company is a party or by which the Company is bound;

(f)  any amendment or change to the Certificate of Incorporation or Bylaws or equivalent organizational documents of the Company;

(g)  any increase in or modification of the compensation or benefits payable or to become payable by the Company to any of its directors, employees or consultants;

(h)  any incurrence of indebtedness or Liens (excluding Permitted Liens, as defined in Exhibit A) on any of the Company's assets, or issuance of any debt securities or options, warrants, calls, convertible securities or other rights to acquire any debt securities of the Company;

(i)     any commencement or written threat of any lawsuit, action, claim, mediation or arbitration proceeding by or against the Company, other than for the routine collection of bills and other litigation not material to the Business of the Company, or any settlement or compromise of any claim by or against or obligation of the Company, in each case of a material nature; or

(j)     any agreement or negotiation by the Company to do any of the things described in the preceding clauses (a) through (i).

Section 2.9.     Absence of Undisclosed Liabilities.  Except as set forth on Section 2.9 of Exhibit C, the Company has no material obligations or liabilities of any nature (matured or unmatured, fixed or contingent) required by GAAP to be included in the Company Financial Statements other than (a) those obligations or liabilities included within the Company Financial Statements, (b) those obligations or liabilities (including contractual obligations) incurred in the ordinary course of business since the Company Balance Sheet Date (December 31, 2015) in amounts consistent with prior periods, and (c) those incurred in connection with the execution of this Agreement.

Section 2.10.   Contracts.

(a)     Set forth in Section 2.10 of Exhibit C is a complete and correct list of each of the following agreements, licenses, and other instruments, to which the Company is a party or by which the Company or its properties or assets are bound:

(i)     each material license or other agreement under which any Company Intellectual Property is licensed by or to the Company;

(ii)     each agreement that restricts in any material manner the operation of the Business of the Company or the ability of the Company to solicit customers or employees;

(iii)     each operating lease (as lessor, lessee, sublessor or sublessee) relating to any real or tangible personal property or assets that are material to the Company;

(iv)     each agreement (including capital leases) under which any money has been or may be borrowed or loaned or any note, bond, indenture or other evidence of indebtedness has been issued or assumed (other than those under which there remain no ongoing obligations of the Company), and each guaranty of any evidence of indebtedness or other obligation, or of the net worth, of any person or entity (other than endorsements for the purpose of collection in the ordinary course of business), and each agreement granting or creating a Lien (other than Permitted Liens) on any of the Company's assets;

(v)     each agreement providing for accelerated or special payments to employees of the Company as a result of the Acquisition, including any severance or "golden parachute" agreement;

(vi)     each written employment agreement, consulting agreement, non-compete agreement, confidentiality agreement or termination or severance agreement; and

(vii)    each contract, agreement or commitment to which the Company is a party involving more than $25,000 in annual consideration in each such case, or which if breached by the Company in such a manner as would permit any other party to cancel or terminate the same (with or without notice of passage of time) or would provide a basis for any other party to claim money damages (either individually or in the aggregate with all other such claims under that contract) from the Company or give rise to a right of acceleration of any material obligation or loss of any material benefit under any such contract, agreement or commitment which, if exercised, in the aggregate would have a material adverse effect on the Company or the Business.

(b)    A complete and correct copy of each written agreement, lease or other type of document (or representative forms thereof) required to be disclosed pursuant to this Section 2.10 has been made available to Buyer.

(c)    Each agreement, lease or other type of document required to be disclosed pursuant to this Section 2.10 (collectively, the "**Company Contracts**") is legal, valid, binding and enforceable and in full force and effect with respect to the Company, and to the Knowledge of the Company is legal, valid, binding, enforceable and in full force and effect with respect to each other party thereto, in either case subject to the effect of bankruptcy, insolvency, moratorium or other similar laws affecting the enforcement of creditors' rights generally and except as the availability of equitable remedies may be limited by general principles of equity. Each Company Contract will continue to be legal, valid, binding and enforceable and in full force and effect with respect to the Company immediately following the Closing in accordance with the terms thereof as in effect prior to the Closing, subject to the effect of bankruptcy, insolvency, moratorium or other similar laws affecting the enforcement of creditors' rights generally and except as the availability of equitable remedies may be limited by general principles of equity; and neither the Company nor, to the Knowledge of the Company, any other party, is in breach or default, and no event has occurred which with notice or lapse of time would constitute a breach or default by the Company or, to the Knowledge of the Company, by any such other party, or permit termination, modification or acceleration, under any such Company Contract.

Section 2.11.  Litigation. Except as set forth in Section 2.11 of Exhibit C, there is no private or governmental action, suit, proceeding, claim, arbitration or, to the Knowledge of the Seller, investigation pending before any agency, court or tribunal, foreign or domestic, or, to the Knowledge of the Seller, threatened against the Seller, the Company or any of its past subsidiaries, its properties or any of its officers or directors (in their capacities as such) or, to the Knowledge of the Seller, any basis therefor.  There is no judgment, decree or order against the Company, or, to the Knowledge of the Seller, any of its directors or officers (in their capacities as such), or any basis therefor, that could prevent, enjoin, or materially alter or delay any of the transactions contemplated by this Agreement, or that would have a material adverse effect on the Company or the Business.  The Company does not currently intend to initiate any litigation, arbitration or other proceeding against any third party, other than litigation related to the routine collection of past due receivables and other litigation not material to the Business of the Company.

Section 2.12.  Governmental Authorization. The Company has obtained each federal, state, county, local or foreign governmental consent, license, permit, grant, or other authorization of a Governmental Entity (a) pursuant to which the Company currently operates or holds any interest in any of their properties or (b) that is required for the operation of the Business of the

Company or the holding of any such interest ((a) and (b) herein collectively called **"Company Authorizations"**), and all of such Company Authorizations are in full force and effect, except where the failure to obtain or have any such Company Authorizations would not have a material adverse effect on the Company or the Business.

Section 2.13. <u>Restrictions on Business Activities</u>. There is no agreement, judgment, injunction, order or decree binding upon the Company that has or could reasonably be expected to have the effect of prohibiting or impairing in any material respect any current business practice, any acquisition of property or the conduct of the Business of the Company.

Section 2.14. <u>Customers and Suppliers</u>. The sole purpose of the Company is to hold the Company Intellectual Property and license the Company Intellectual Property to the Car Wash Enterprise. As such the Company has no customers other than the Car Wash Enterprise or suppliers other than third party licensors of Company Intellectual Property.

Section 2.15. <u>Title to Property</u>. The Company does not own any real property and is not a party to any real property lease. The Company's properties and assets consist of the Company Intellectual Property.

Section 2.16. <u>Company Intellectual Property</u>.

(a)  The Company owns and has good and marketable title to, or is licensed or otherwise possesses legally enforceable rights to use, all Company Intellectual Property.

(b)  With respect to each item of Company Intellectual Property incorporated into any product of the Company or otherwise used in the Business of the Company, Section 2.16(b) of <u>Exhibit C</u> lists:

(i)  any Issued Patents and Patent Applications, including registration or application numbers, and all registered trademarks, and trademark applications and all registered copyrights; and

(ii)  the following agreements relating to each of the products of the Company (the **"Company Products"**) or other Company Intellectual Property: all (A) agreements granting any right to distribute or sublicense a Company Product on any exclusive basis, (B) any exclusive licenses of Intellectual Property to or from the Company, (C) agreements pursuant to which the amounts actually paid or payable under firm commitments to the Company for $10,000 or more, (D) joint development agreements, (E) any agreement by which the Company grants any ownership right or interest to any Company Intellectual Property owned by the Company except for those license interests granted in the ordinary course of business, as set forth in Section 2.16(b) of <u>Exhibit C</u>, and (F) options relating to any Company Intellectual Property.

(c)  Section 2.16(c) of <u>Exhibit C</u> contains an accurate list as of the Effective Date of all licenses, sublicenses and other agreements to which the Company is a party and pursuant to which the Company is authorized to use any Intellectual Property owned by any third party excluding "off the shelf" or other software at a cost not exceeding $10,000 annually and widely available through regular commercial distribution channels on standard terms and conditions, as modified for the Company's operations (**"Third Party Intellectual Property"**).

(d)     To the Knowledge of the Company, no party, including any employee or former employee of the Company, is currently making unauthorized use or disclosure of, or infringing or misappropriating any, Company Intellectual Property. The Company has not entered into any agreement to indemnify any other person against any charge of infringement of any Company Intellectual Property, other than indemnification provisions contained in standard sales or license agreements arising in the ordinary course of business. Except for payments to third party licensors of Company Intellectual Property, there are no royalties, fees or other payments payable by the Company to any person by reason of the ownership, use, sale or disposition of Company Intellectual Property.

(e)     The Company has not breached, or received in writing any claim or threat that either has breached (i) any license, sublicense or other agreement (the "**License Agreements**") to which it is a party relating to Company Intellectual Property or Third Party Intellectual Property involving more than $10,000 annually in consideration in each such case, or (ii) any License Agreement in such a manner as would permit any other party to cancel or terminate the same (with or without notice of passage of time) or would provide a basis for any other party to claim money damages from the Company or give rise to a right of acceleration of any material obligation or loss of any material benefit under any such License Agreement, which would have a material adverse effect on the Company or the Business. Neither the execution, delivery or performance of this Agreement nor the consummation of the Acquisition or any of the transactions contemplated by this Agreement will contravene, conflict with or result in an infringement on the Company's right to own or use any Company Intellectual Property, including any Third Party Intellectual Property.

(f)     All Patents, registered Trademarks and Copyrights held by the Company are valid and subsisting. Except as set forth in Section 2.16(f) of Exhibit C, all maintenance and annual fees for any Patents and/or Trademarks are fully paid and all fees paid during prosecution and after issuance of any Patent and/or Trademark (as applicable) comprising or relating to such item have been paid in the correct amounts as of the Closing Date. To the Company's Knowledge, the Company is not infringing, misappropriating or making unlawful use of any proprietary asset owned or used by any third party, and the Company has received no notice or other communication (in writing or otherwise) of any actual, alleged, possible or potential infringement, misappropriation or unlawful use of any proprietary asset owned or used by any third party. There is no proceeding pending or, to the Knowledge of the Company, threatened, nor, to the Company's Knowledge, has any claim or demand been made, which challenges the legality, validity, enforceability or ownership of any item of Company Intellectual Property or the Company's rights with respect to Third Party Intellectual Property or alleges a claim of infringement by the Company of any Patents, Trademarks, Copyrights or violation of any trade secret or other proprietary right of any third party. The Company has not brought a proceeding alleging infringement of Company Intellectual Property or breach of any license or agreement involving Intellectual Property against any third party.

(g)     Except as set forth in Section 2.16(g) of Exhibit C, all current and former officers and employees of the Company have executed and delivered to the Company an agreement regarding the protection of proprietary information and the assignment to the Company of any Intellectual Property arising from services performed for the Company by such persons, the form of which has been supplied to Buyer. All current and former consultants and independent contractors to the Company involved in the development or modification of the Company Products (including those involved in supporting those products) and/or Company

Intellectual Property have executed and delivered to the Company an agreement in the form delivered to Buyer. To the Knowledge of the Company, no employee, consultant or independent contractor of the Company is in violation of any term of any patent disclosure agreement or employment contract or any other contract or agreement relating to the relationship of any such employee, consultant or independent contractor with the Company.

(h) The Company has taken commercially reasonable and customary measures and precautions as necessary to protect and maintain the confidentiality of all Company Intellectual Property (except such Company Intellectual Property whose value would be unimpaired by public disclosure) and otherwise to maintain and protect the full value of all material Intellectual Property it owns, uses or has otherwise received from any third parties (the "**Confidential Information**"). The Company has not disclosed, either directly or through a third party, any Confidential Information owned by the Company to third parties for use or appropriation by such third parties except pursuant to the terms of a written agreement between the Company and such third parties and, to the Knowledge of the Company, no disclosure, use or appropriation by or for a third party has occurred, either through the Company or through a third party, without the Company's consent. All use, disclosure or appropriation by the Company of Confidential Information not owned by the Company has been pursuant to the terms of a written agreement between the Company and the owner of such Confidential Information, or is otherwise lawful.

(i) No product liability claims have been communicated in writing to or, to the Knowledge of the Company, threatened against the Company.

(j) The Company is not subject to any proceeding or outstanding decree, order, judgment, or stipulation restricting in any manner the use, transfer, or licensing thereof by the Company, or which may affect the validity, use or enforceability of such Company Intellectual Property. The Company is not subject to any agreement which restricts in any material respect the use, transfer, or licensing by the Company of the Company Intellectual Property or Company Products.

Section 2.17. Intentionally Deleted.

Section 2.18. Taxes.

(a) The Company has timely filed (including after giving effect to any extensions) all Tax Returns (as defined below in clause (f)) required to be filed by it. Other than quarterly estimated tax payments during the Company's fiscal year end September 30, 2016, the Company has timely paid or caused to be timely paid all Taxes reflected in such Tax Returns, and the Company Balance Sheet reflects an adequate reserve (in addition to any reserve for deferred Taxes established to reflect timing differences between book and Tax income) for all Taxes payable by the Company for Taxable periods and portions thereof completed prior to the Closing Date that are due after the Closing Date.

(b) Except as set forth on Section 2.18 of Exhibit C, no Tax Return of the Company is under audit or, to the Knowledge of the Company, examination by any Taxing authority, and no other notices of such an audit or examination have been received by the Company. There is no deficiency, litigation, proposed adjustment or matter in controversy with respect to any Taxes due and owing by the Company. Each deficiency resulting from any completed audit or examination relating to Taxes by any Taxing authority has been timely paid.

(c)     There is no currently effective agreement or other document extending, or having the effect of extending, the period of assessment or collection of any Taxes and no power of attorney (other than powers of attorney authorizing employees of the Company to act on behalf of the Company) with respect to any Taxes has been executed or filed with any Taxing authority.

(d)     No Liens for Taxes exist with respect to any assets or properties of the Company, except for Permitted Liens.

(e)     The Company is not a party to or bound by any Tax indemnity, Tax sharing or Tax allocation agreement nor does the Company owe any amount under any such agreement.

(f)     As used in this Agreement, (i) **"Taxes"** shall include (A) any and all income and non-income taxes, whenever created or imposed, and whether domestic or foreign, and whether imposed by a national, federal, state, provincial, local or other Governmental Entity, including without limitation all payroll, sales and use, transfer, documentary, stamp, registration and other such taxes, all withholding tax liabilities, and interest, penalties and additions imposed with respect to such amounts, that the Company is or may be subject to currently and in the future, (B) liability for the payment of any amounts of the type described in clause (A) as a result of being a member of an affiliated, consolidated, combined or unitary group and (C) liability for the payment of any amounts as a result of being party to any Tax sharing agreement or as a result of any express or implied obligation to indemnify any other person with respect to the payment of any amount described in clause (A) or (B), and (ii) **"Tax Returns"** shall mean all domestic or foreign (whether national, federal, state, provincial, local or otherwise) returns, declarations, statements, reports, schedules, forms and information returns relating to Taxes and any amended Tax return.

(g)     The parties agree that the Buyer shall have an express right of indemnification in the event of any breach by Seller or Company of the foregoing warranties and representations, pursuant to Section 7.3(f), which, except as set forth in Section 7.3(f), shall be in addition to any other rights and remedies available in connection with same under this Agreement.

Section 2.19.   Employee Benefit Plans. The Company does not maintain or sponsor any "employee benefit plan" within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("**ERISA**") (each, an "**ERISA Plan**"), nor any other bonus, profit sharing, pension, compensation, deferred compensation, stock option, stock purchase, fringe benefit, severance, post-retirement, scholarship, disability, sick leave, vacation or retention plan (such plans and related trusts, insurance and annuity contracts, funding media and related agreements and arrangements being hereinafter referred to as the "**Benefit Plans**"), and which are governed by the laws of the United States or any State thereof (those Benefit Plans which are so governed and all ERISA Plans, collectively, the "**Company Benefit Plans**"). All Company Benefit Plans are maintained and sponsored by Twins.

Section 2.20.   Employees and Consultants.   The Company has no employees.   The Company has made available to Buyer a complete list of all consultants, if any, engaged by the Company as of the Closing Date and the terms and conditions applicable and fees payable to any such consultants.

Section 2.21. Employee Matters. The Company has no employees.

Section 2.22. Related-Party Transactions. Except as set forth in Section 2.22 of Exhibit C, no employee, officer, or director of the Company is indebted to the Company, nor is the Company indebted (or committed to make loans or extend or guarantee credit) to any of them.

Section 2.23. Insurance. Clean Freak Holdings, LLC, holds all insurance policies for the Car Wash Enterprise, including the Company, copies of which have been provided to Buyer.

Section 2.24. Compliance with Laws. The Company has complied with, is not in violation of, and has not received any written notices of violation with respect to, any federal, state, local or foreign statute, Law or regulation with respect to the conduct of the Business, or the ownership or operation of the Business, assets or properties of the Company, except for such violations or failures to comply as would not have a material adverse effect on the Company or the Business.

Section 2.25. Brokers' and Finders' Fees. Neither the Company nor Seller have incurred, nor will any such party incur, directly or indirectly, any liability for brokerage or finders' fees or agents' commissions or investment bankers' fees or any similar charges in connection with this Agreement or any transaction contemplated hereby.

Section 2.26. Illegal Payments. Neither the Company, nor any director, officer or employee thereof, nor, to the Knowledge of the Company, any other person or entity associated with or acting for or on behalf of the Company, has directly or indirectly in violation of any legal requirement (a) made any contribution, gift, bribe, rebate, payoff, influence payment, kickback or other payment to any person or entity, private or public, regardless of form, whether in money, property, or services (i) to obtain favorable treatment in securing business, (ii) to pay for favorable treatment for business secured, or (iii) to obtain special concessions or for special concessions already obtained, for or in respect to the Company, or (b) established or maintained any fund or asset that has not been recorded in the books and records of the Company.

Section 2.27. Indemnification Claims. There are no outstanding claims under any indemnification agreements with the Company ("**Indemnification Agreements**") or under any indemnification rights granted pursuant to the Certificate of Incorporation or Bylaws of the Company (as currently in effect); and to the Knowledge of the Company, there are no facts or circumstances which would reasonably be expected to provide a basis for a claim under any such Indemnification Agreement or under any indemnification rights granted pursuant to the Certificate of Incorporation or Bylaws of the Company.

Section 2.28. Power of Attorney. The Company has not granted to any person a power of attorney or similar authorization that is currently in effect.

Section 2.29. Product Warranties. There are no outstanding unresolved claims based on any product warranty asserted against the Company in writing.

Section 2.30. Bank Accounts. Section 2.30 of Exhibit C sets forth the names and locations of all banks and other financial institutions at which the Company maintains accounts of any nature, the type of accounts maintained at each such institution and the names of all persons authorized to draw thereon or make withdrawals therefrom.

Section 2.31.   Accounts Receivable.   Subject to any reserves set forth in the Company Financial Statements, the accounts receivable shown on the Company Financial Statements are valid and genuine, have arisen solely out of bona fide sales and deliveries of goods, performance of services, and other business transactions in the ordinary course of business consistent with past practices in each case with persons other than affiliates, are not subject to any prior assignment, lien or security interest and are not subject to valid defenses, set-offs or counterclaims.   Notwithstanding anything to the contrary set forth in this Agreement, Buyer acknowledges and agrees that all accounts receivable arising prior to Closing will inure to the benefit of and be paid to the shareholders comprising Seller, and all accounts payable arising prior to Closing will be obligations of and paid by the shareholders comprising Seller.

Section 2.32.   Payment of Legal Fees.   The Company has fully paid all fees, costs and other expenses which the Company has incurred prior to the Closing Date in connection with this Agreement and the transactions contemplated hereby, including without limitation all fees and expenses of financial advisors, legal counsel and other advisors.

Section 2.33.   Ownership of Stock; Authority.

(a)     Seller has good and marketable title, free and clear of any and all restrictions and encumbrances, to all of the Company Stock.   The Seller has the full right, power and authority to transfer, convey and sell to Buyer at the Closing the Company Stock, and, upon consummation of the purchase contemplated hereby, Buyer will acquire from Seller good and marketable title to the Company Stock to be sold by Seller hereunder, free and clear of all covenants, conditions, restrictions, voting trust arrangements or other encumbrances or restrictions.

(b)     Seller has all requisite power and authority to execute and deliver this Agreement and the other related agreements to which Seller is a party, and to perform its obligations under this Agreement and the related agreements.   This Agreement has been, and the other related agreements when executed and delivered by Seller will be, duly and validly executed and delivered by Seller, and shall constitute a valid and binding obligation of Seller, enforceable against Seller in accordance with their terms.

(c)     Neither the execution and delivery of this Agreement by Seller or any related agreements to which Seller is a party, nor the consummation by Seller of the transactions contemplated hereby or thereby, will (i) conflict with, result in a breach of, constitute (with or without due notice or lapse of time or both) a default under, or require any notice, consent or waiver under, any contract, agreement or understanding or other arrangement to which Seller is a party or by which Seller is bound, except for such notices, consents or waivers as have been given or obtained by Seller (ii) result in the imposition of any encumbrance or restriction upon the shares of Company Stock to be transferred by Seller hereunder, (iii) require the prior consent of any person or entity, except such consents as have been obtained by Seller or (iv) violate any order, writ, injunction or decree applicable to Seller or to the shares of Company Stock to be transferred by Seller hereunder.

# ARTICLE III

## REPRESENTATIONS AND WARRANTIES OF BUYER

As an inducement to the Company and the Seller to enter into this Agreement, Buyer hereby represents and warrants to the Company and the Seller, and each of them, that the statements contained in this Article III are true and correct as of the Closing Date, except as set forth in the Disclosure Schedule delivered by Buyer to the Company and Seller on or before the Closing Date (the "**Buyer Disclosure Schedule**"). The Buyer Disclosure Schedule shall be arranged in paragraphs corresponding to the numbers and lettered paragraphs contained in this Article III which references the specific representations and warranties as to which the exception is made, and attached hereto as "Exhibit D".

Section 3.1. <u>Corporate Organization; Good Standing and Power</u>. Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Buyer is a "controlled company" held by Rokwader, Inc., a Delaware corporation publicly traded on OTCPink – ROKR ("ROKR"), formed for the purpose of acquiring the Car Wash Enterprise and other car wash businesses from time to time (the "Car-Wash Roll-Up"). ROKR's majority owner is COCO Partners, LLC, a Delaware limited liability company, which is controlled by Robert Wallace. Except as set forth on Section 3.1 of Exhibit D, Buyer does not own, directly or indirectly, any interest, or any right to purchase or acquire any interest in, any Person other than Acquired Car Wash Businesses and the Retained Car Wash Businesses. Buyer has all requisite corporate power and authority to execute this Agreement and the Ancillary Documents to which it is a party and to perform its obligations thereunder.

Section 3.2. <u>Authorization; No Breach</u>. The execution, delivery and performance of this Agreement and the other agreements to which Buyer is a party contemplated hereby and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by all requisite corporate action on the part of Buyer, and no other such proceedings on the part of Buyer are necessary to authorize the execution, delivery, or performance of this Agreement or the other agreements to which Buyer is a party contemplated hereby. This Agreement and the other agreements to which Buyer is a party contemplated hereby constitute valid and binding obligations of Buyer, enforceable in accordance with their terms except as such enforceability may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting or relating to creditors' rights generally and general principles of equity.

Section 3.3. <u>No Violation</u>. Buyer is not subject to or obligated under its Certificate of Incorporation, Bylaws, any applicable law or rule or regulation of any governmental authority, or any agreement or instrument, or any license, franchise or permit, or subject to any order, writ, injunction or decree, which would be breached or violated by its execution, delivery or performance of this Agreement and the other agreements to which Buyer is a party contemplated hereby, except to the extent valid consents and approvals have been obtained.

Section 3.4. <u>Litigation</u>. There are no actions, suits, proceedings, orders or investigations pending or, to the Knowledge of Buyer, threatened against or affecting Buyer at law or in equity, or before or by any federal, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, which would adversely affect Buyer's performance under this Agreement or the consummation of the transactions contemplated hereby.

Section 3.5. No Adverse Effect. Without limiting any warranty, representation or covenant made by Seller or Company hereunder, Buyer has no Knowledge of any event, development or state of facts that is likely to have a materially adverse effect on the ability of Buyer and the Company to integrate their operations.

Section 3.6. Capital Structure. Immediately prior to Closing, the authorized capital stock of Buyer consists of 80,000,000 shares of Common Stock, without par value, and 12,000,000 shares of Preferred Stock, without par value ("**Buyer Stock**"), of which 16,015,000 shares of Common Stock and no shares of Preferred Stock are issued and outstanding immediately prior to Closing as indicated on the capitalization table set forth on Section 3.6 of Exhibit D. Buyer's Board of Directors has determined that the fair market value of the Buyer Stock immediately prior to Closing is $3.75 per share. Notwithstanding anything to the contrary in this Agreement and/or any of the other agreements to which Buyer is a party contemplated hereby, Buyer covenants to Seller and the Company that no future issuances by Buyer of its capital stock (including equity or debt securities convertible into shares of Buyer's capital stock) relating to Buyer's acquisition of car wash businesses in connection with the Car Wash Roll-Up will be senior to the rights, preferences and privileges of the Buyer Stock issued pursuant to this Agreement or the Asset Contribution Agreements.

Section 3.7. Qualified Small Business. As of the Closing Date, Buyer will be a "qualified small business" for purposes of Section 1202 of the Code and the Buyer Stock will be treated as qualified small business stock for purpose of that Section.

## ARTICLE IV

## COVENANTS

Section 4.1. General. Subject to the terms of this Agreement and the satisfaction of all conditions of closing set forth in Article V below, each party shall use its commercially reasonable efforts to cause the Closing to occur.

Section 4.2. Covenants of the Seller. Except as otherwise expressly provided herein or as expressly consented to in writing by Buyer, prior to the Closing Date, Seller shall not sell, option, transfer, pledge, hypothecate or otherwise encumber any of the shares of Company Stock owned by Seller, or grant any other rights with respect thereto other than as expressly contemplated by this Agreement.

Section 4.3. Further Transfers; Transition Assistance.

(a) Seller shall execute and deliver such further instruments of conveyance and transfer and take such additional action as Buyer may reasonably request to effect, consummate, confirm or evidence the transfer to Buyer of the Company Stock owned by Seller.

(b) Following the Closing, to the extent reasonably necessary in connection with the preparation and filing of all Company Returns or any Tax Proceedings relating thereto, the Seller and Buyer agree (i) to cooperate with each other upon reasonable request and (ii) to provide each other with all information and documentation reasonably necessary that is in the possession and control of the person requested to provide such information and documentation and not in the possession and control of the person requesting such information and documentation.

(c)     Except as specifically permitted under this Agreement or any agreements executed by Buyer and the Seller in connection herewith, for the period from the Closing Date until five (5) years thereafter, neither party hereto shall, in any manner, take or cause to be taken any action which is designed or intended, or would be reasonably expected to discourage customers, suppliers, referral sources, governmental agencies, insurance companies, lessors, consultants, advisors and other business associates of the other party(ies) hereto from maintaining the same business relationships after the Closing Date as were maintained prior to the Closing Date; provided that in no event shall an action under Section 8.9 hereof to enforce a party's rights under this Agreement be deemed a violation of this Section. If this provision is deemed to be illegal or unenforceable by a court of competent jurisdiction, it shall be modified only to the extent necessary to comply with applicable laws.

Section 4.4.     Further Action.   If, at any time after the Closing, any further action is determined by any party to be necessary or desirable to carry out the purposes of this Agreement, or to vest Buyer with full right, title and possession of, and to all rights and property of, the Company and the Company Stock purchased hereunder, or to vest Seller with full right, title and possession of the Buyer Stock, each party will take such further or additional action as any other party may reasonably request, at the requesting party's sole cost and expense; provided, however, that if such additional action is required as a result of the Seller's or Company's breach of any representation, warranty or covenant made hereunder or as a result of Buyer's breach of any representation, warranty or covenant made hereunder, then, in such event, the costs and expenses incurred by Buyer or Seller, as the case may be, taking such action shall be subject to Article VII.

Section 4.5.     Confidentiality.   The parties shall hold in confidence any such records, information or papers that is nonpublic and not required by law to be disclosed until such time as such records, information or papers otherwise become publicly available, except as necessary or convenient for conduct of business and personal affairs.

Section 4.6.     Intentionally Deleted.

Section 4.7.     Tax Returns.   Seller shall prepare or cause to be prepared, and file or cause to be filed, at the Seller's sole cost and expense, all Tax Returns for Company for all periods ending on or prior to the Closing Date that are required to be filed or are due for filing after the Closing Date.  Seller shall permit Buyer to review and comment on each such Tax Return described in the preceding sentence prior to filing same.  Buyer shall prepare or cause to be prepared, and file or cause to be filed, at the Buyer's sole cost and expense, all Tax Returns for Company for all periods ending after the Closing Date that are required to be filed or are due for filing after the Closing Date. Buyer shall permit Seller to review and comment on each such Tax Return described in the preceding sentence that includes (but does not end on) the Closing Date (**"Pre-Closing Tax Period"**) prior to filing same.

## ARTICLE V

## CONDITIONS TO CLOSING

Section 5.1.     Conditions to Buyer's Obligations.   The obligation of Buyer to consummate the transactions contemplated by this Agreement is subject to the satisfaction of the following conditions as of the Closing:

(a)     Without limiting any warranty, representation or covenant made by Seller or the Company hereunder, Buyer's satisfaction of its due diligence completion of Seller and the Company and the Company Stock to be transferred to Buyer.

(b)     The representations and warranties of the Seller set forth in Article II shall be true and correct in all material respects at and as of the Closing Date as though then made (other than representations and warranties which speak to a specific prior date, which shall be true and correct in all material respects as of such date);

(c)     The Company and the Seller shall have performed in all material respects all of the covenants and agreements required to be performed by them under this Agreement on or prior to the Closing Date;

(d)     The Company and the Seller shall have received or obtained all third party, board of directors and stockholder consents and approvals, and other consents that are necessary or advisable for the consummation of the transactions contemplated hereby including, without limitation, those consents that are required in order to prevent a breach of or default under, a termination or modification of, or acceleration of the terms of, any contract of the Company which will survive the Closing (collectively "**Third-Party Approvals**") in each case on terms reasonably satisfactory to Buyer;

(e)     Buyer, the Company and the Seller shall have received or obtained all governmental and regulatory consents, approvals, licenses and authorizations that are necessary for the consummation of the transactions contemplated hereby and Buyer's operation of the Business following the Closing, in each case on terms satisfactory to Buyer (collectively, "**Governmental Approvals**");

(f)     No material adverse effect shall have occurred with respect to the Company or the Business;

(g)     At the Closing, the Company shall have delivered to Buyer the following:

(i)     a certificate signed by an officer of the Company dated the date of the Closing, stating that the conditions specified in Section 5.1(b) have been satisfied as of the Closing;

(ii)     copies of all Third-Party Approvals and Governmental Approvals;

(iii)     certified copies of resolutions of the Boards of Directors of the Company authorizing and approving this Agreement and the transactions contemplated hereby; and

(iv)     such other documents or instruments as are required to be delivered at the Closing pursuant to the terms hereof or that Buyer reasonably requests prior to the Closing Date to effect the transactions contemplated hereby.

(h)     At the Closing, the Seller shall have delivered to Buyer the Company Stock as evidenced by delivery of the certificates for such Company Stock, duly assigned in blank or accompanied by duly executed stock powers, with any required transfer stamps or taxes paid and affixed thereto;

(i)     The Company shall obtain and deliver to Buyer effective as of the Closing, the resignation of each director of the Company, except for any director(s) which Buyer desires to remain on the board of directors following the Closing Date; and

All actions to be taken by the Company and the Seller in connection with the consummation of the transactions contemplated hereby and all certificates, instruments and other documents required to effect the transactions contemplated hereby reasonably requested by Buyer shall be reasonably satisfactory in form and substance to Buyer. Any conditions specified in this Section 5.1 may be waived only in writing by Buyer.

Section 5.2.     <u>Conditions to the Obligations of the Company and the Seller</u>. The obligation of the Company and the Seller to consummate the transactions contemplated by this Agreement is subject to the satisfaction of the following conditions as of the Closing:

(a)     Without limiting any warranty, representation or covenant made by Buyer hereunder, Seller's satisfaction of its due diligence completion of ROKR, Buyer and the Buyer Stock to be issued to Seller in connection with the Purchase Price, as set forth in Article I hereof.

(b)     The representations and warranties of Buyer set forth in Article III hereof shall be true and correct in all material respects at and as of the Closing Date as though then made (other than representations and warranties which speak to a specific prior date, which shall be true and correct in all material respects as of such date);

(c)     Buyer shall have performed in all material respects all the covenants and agreements required to be performed by it under this Agreement on or prior to the Closing Date;

(d)     Buyer, the Company and the Seller shall have received or obtained all Governmental Approvals that are necessary for the consummation of the transactions contemplated hereby;

(e)     No material adverse effect shall have occurred with respect to ROKR or Buyer;

(f)     Buyer shall have delivered to the Company a certificate signed by an officer of Buyer, dated as of the Closing Date, stating that the conditions specified in Section 5.2(a) and Section 5.2(b) above have been satisfied; and,

(g)     Buyer shall have delivered the Purchase Price due at Closing to the shareholders comprising the Seller, as required by Section 1.3; and

All proceedings to be taken by Buyer in connection with the consummation of the transactions contemplated hereby and all documents required to be delivered by Buyer to effect the transactions contemplated hereby reasonably requested by the Company or Seller shall be reasonably satisfactory in form and substance to the Company or Seller, as applicable. Any condition specified in this Section 5.2 may be waived only in writing by the Company and the Seller.

## ARTICLE VI

## [INTENTIONALLY DELETED]

# ARTICLE VII

## SURVIVAL; INDEMNITIES; TAX MATTERS

Section 7.1.    <u>Survival of Representations and Warranties</u>.

(a)    The representations and warranties in this Agreement and the Schedules hereto or in any writing delivered by the Buyer, Company or the Seller to the other party in connection with this Agreement shall survive the Closing until the date that is eighteen (18) months after the Closing Date; <u>provided, however</u>, that (i) all representations and warranties contained in this Agreement that relate to Taxes shall survive for the period of the applicable statute of limitations, plus any extensions thereof; (ii) the representations and warranties set forth in Section 2.5 hereof and those relating to Buyer's title to the Company Stock shall survive indefinitely; and (iii) the representations and warranties set forth in Section 3.6 hereof and those relating to Sellers' title to the Buyer Stock (subject to Section 7.4) shall survive indefinitely. In no event will the representations and warranties contained herein be affected by: (a) any investigation, inquiry or examination made for or on behalf of Buyer, the Company or the Seller; or (b) the Knowledge of any of Buyer or its officers, directors, employees or agents, or the Knowledge of the Company or its officers, directors, employees or agents or Seller.

(b)    The covenants and agreements contained in this Agreement and the Schedules hereto shall survive the Closing until any termination provided for by their terms.

Section 7.2.    <u>Indemnification by Seller</u>. Subject to Section 7.1, Seller hereby agrees to defend and indemnify Buyer, its affiliates, officers, directors, employees, stockholders, agents and other representatives (each, a "<u>Buyer Indemnified Person</u>") against, and to hold each of them harmless from, any and all claims, demands, losses, costs, expenses, obligations, liabilities, damages, recoveries and deficiencies, including interest, penalties, and reasonable attorneys' fees, incurred or suffered by the Buyer Indemnified Person that arise or result from (a) any inaccuracy of any representation or warranty of the Company or Seller contained in this Agreement, (b) any breach by the Company or Seller of any of its covenants and agreements contained in or made pursuant to this Agreement, (c) any obligation of the Company to satisfy any Tax obligation of the Company arising prior to Closing, or (d) any obligation of Seller to pay income Taxes arising pursuant to the issuance by Buyer to Seller of the Buyer Stock pursuant to Section 1.3.

Section 7.3.    <u>Indemnification by Buyer</u>. Subject to Section 7.1, Buyer hereby agrees to defend and indemnify the Company, Seller and their affiliates, managers, officers, members, employees, agents and other representatives (each, a "<u>Seller Indemnified Person</u>") against, and agrees to hold each of them harmless from, any and all claims, demands, losses, costs, expenses, obligations, liabilities, damages, recoveries and deficiencies, including interest, penalties, and reasonable attorneys' fees, incurred or suffered by the Seller Indemnified Person that arise or result from (a) any inaccuracy of any representation or warranty of Buyer contained in this Agreement, (b) any breach by Buyer of any of its covenants and agreements contained in or made pursuant to this Agreement, or (c) any obligation of Buyer to satisfy any Tax obligation of the Company arising after Closing.

Section 7.4.    <u>Sole Recourse of Buyer Indemnified Persons</u>. Without limiting the dollar amount of all indemnity claims, demands, losses, costs, expenses, obligations, liabilities, damages, recoveries and deficiencies, including interest, penalties, and reasonable attorneys' fees arising pursuant to Section 7.3, which Buyer will be required to pay in cash, and notwithstanding anything to the contrary in this Agreement, the sole recourse of any Buyer Indemnified Person pursuant to Section 7.2 will be to cancel that number of shares of Buyer Stock issued by Buyer to Seller pursuant to Section 1.3 to satisfy the dollar amount of such indemnity claims, demands, losses, costs, expenses, obligations, liabilities, damages, recoveries and deficiencies, including interest, penalties, and reasonable attorneys' fees, which for purposes of this Section 7.4 will be calculated using a dollar amount per share of Buyer Stock equal to $3.75.

Section 7.5.    Exclusive Remedies.  Notwithstanding anything to the contrary contained in this Agreement, the indemnification rights of Buyer Indemnified Persons or Seller Indemnified Persons set forth in this Article VII, all of which are subject to the terms, limitations and restrictions of this Article VII, shall be the exclusive remedy after Closing for monetary damages sustained as a result of a breach of a representation, warranty, covenant or agreement under this Agreement; provided, however, that the limitations set forth in this Article VII shall not (a) impair or affect the rights of any of the parties to seek in any forum non-monetary equitable relief, including (without limitation) specific performance or injunctive relief, that such party may be entitled to seek pursuant to this Agreement or any document delivered in connection with this Agreement or (ii) limit or affect the rights of any of the parties to seek redress in any forum for any damages attributable to fraud by any other party.

Section 7.6.    No Duplication of Recovery.  Notwithstanding anything in this Agreement or any document delivered in connection with this Agreement to the contrary, any liability for indemnification under this Agreement will be determined without duplication for recovery because the same damages arose out of a breach of more than one representation, warranty, covenant or agreement hereunder.

Section 7.7.    Purchase Price Adjustment.  Any amounts that are required to be paid by either party to the other party pursuant to this Agreement shall be subject to Article VII and shall be deemed to be and treated, to the extent permitted by applicable law, as an adjustment to the Purchase Price for all purposes.

Section 7.8.    Tax Matters. The following provisions shall govern the allocation of responsibility as between Buyer, the Company, and the Seller for certain tax matters following the Closing Date:

(a)    Cooperation on Tax Matters.

(i)    Buyer, the Company and the Seller shall cooperate fully, as and to the extent reasonably requested by the other party, in connection with the filing of Company Returns and any Tax Proceeding with respect thereto.  Such cooperation shall include the issuance of any required powers of attorney or other authorizations, retention and (upon the other party's request) the provision of records and information which are reasonably relevant to any such Tax Proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.  The Seller agrees (A) to retain all books and records with respect to Tax matters pertinent to the Company relating to any taxable period beginning before the Closing Date until the expiration of the statute of limitations (and, to the extent notified by Buyer, any extensions thereof) of the respective taxable periods, and to abide by all record retention agreements entered into with any taxing authority, and (B) to give the other party reasonable written notice prior to transferring, destroying or discarding any such books and records and, if the other party so requests, the Seller shall allow the other party to take possession of such books and records.

(ii) Buyer and the Seller further agree, upon request, to use their best efforts to obtain any certificate or other document from any governmental authority or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including, but not limited to, with respect to the transactions contemplated hereby).

(iii) Buyer and the Seller further agree, upon request, to provide the other party with all information that either party may be required to report pursuant to Section 6043 of the Code and all Treasury Regulations promulgated thereunder.

(b) <u>Certain Taxes and Fees</u>. All transfer, documentary, sales, use, stamp, registration and other such Taxes, and all conveyance fees, recording charges and other fees and charges (including any penalties and interest) incurred in connection with the acquisition of Company Stock as contemplated by this Agreement, shall be paid entirely by Buyer, and Buyer will, at its own expense, file all necessary returns and other documentation with respect to all such taxes, fees, and charges; if required by applicable law. Seller will join in the execution of any such returns and other documentation, if required by applicable law.

(c) <u>Treatment of Transaction</u>. The parties intend that the Buyer will acquire all the Company Stock from Sellers in a transaction intended to qualify as a tax-free reorganization under Section 368(a)(1)(B) of the Code. No party shall take a position with any tax authority which shall be inconsistent with the foregoing.

## ARTICLE VIII

## MISCELLANEOUS

Section 8.1. <u>Amendment</u>. This Agreement may be amended only by a written instrument duly signed by each of the parties to this Agreement.

Section 8.2. <u>Waiver</u>. Any of the terms, covenants, representations, warranties or conditions of this Agreement may be waived only by a written instrument signed by the party to this Agreement waiving compliance. No waiver by any party to this Agreement of any condition or breach of any term, covenant, representation or warranty contained in this Agreement, whether by conduct or otherwise, in any one or more instances, shall be construed as a further or continuing waiver of any such condition or breach or a waiver of any other condition or of the breach of any other term, covenant, representation or warranty set forth in this Agreement.

Section 8.3. <u>Notices</u>. All notices, requests, demands, claims and other communications required to or permitted to be given under this Agreement shall be in writing addressed to the other party at the address set forth below and shall be conclusively deemed to have been duly given: (i) when personally delivered to the other party; (ii) if sent by first-class mail, postage prepaid, when deposited in the United States mail; or (iii) the next business day after deposited with a national overnight delivery service reasonably approved by the parties (Federal Express, United Parcel Service, and DHL Worldwide being deemed approved by the parties), shipping prepaid with next-business day delivery guaranteed, provided that the sending party receives a confirmation of delivery from the delivery service provider, and shall be addressed as follows:

Company and Seller:
    Clean Freak USA, Inc.
    Attention: Trevor McDowell
    9237 E Via De Ventura, Ste 110
    Scottsdale, AZ 85258

With a copy to:
James R. Nearhood
Nearhood Law Offices, PLC
7537 E. McDonald Drive
Scottsdale, AZ 85250

Buyer:
Rokwader Acquisition Corporation
    Attention: Robert Wallace
    15466 Los Gatos Blvd. #109-352
    Los Gatos, CA 95032

With a copy to:
Sonia M. Agee
Ropers, Majeski, Kohn and Bentley
50 W. San Fernando Street, 14th Floor
San Jose, CA 95113

And

Witham Mahoney & Abbott, LLP
Attention: Daniel W. Abbott, Esq.
401 B Street, Suite 2220
San Diego, CA 92101

Any party to this Agreement may change the address for notices to be sent to him or her by written notice to the other parties.

Section 8.4. <u>Assignment</u>. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be transferred or assigned (by operation of law or otherwise) by any of the parties without the prior written consent of the other party or parties. Any transfer or assignment of any of the rights, interests or obligations hereunder in violation of the terms hereof shall be void and of no force or effect; <u>provided, however,</u> Buyer may assign, in its sole discretion, any or all of its rights, interests and obligations under this Agreement to any corporation or other entity that directly or indirectly through one or more intermediaries controls, is controlled by or under common control with Buyer, as long as the value of the Buyer Stock issued to Seller as Purchase Price in accordance with Section 1.3 is not diminished by virtue of such assignment. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties to this Agreement and their respective successors and permitted assigns.

Section 8.5. <u>Interpretation</u>. This Agreement has been negotiated at arm's length and between parties sophisticated and knowledgeable in the matters dealt with in this Agreement. The parties have participated jointly in the negotiation and drafting of this Agreement and each party has been provided with the opportunity to be represented by experienced and knowledgeable legal counsel. Accordingly, any rule of law or legal decision that would require interpretation of any ambiguities in this Agreement against the party that has drafted it is not applicable and is waived. If any uncertainty or ambiguity exists herein, there shall be no legal presumption that the uncertainty or ambiguity is to be construed in favor of, or against, any party and the provisions of this Agreement shall be interpreted in a reasonable manner to effect the purpose of the parties and this Agreement. Any reference to any federal, state, local, or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. Unless otherwise indicated or the context otherwise requires, any reference in this Agreement to a Section, subsection, Schedule or Exhibit shall be to a Section or subsection of, or Schedule or Exhibit to, this Agreement, as the case may be. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation." All accounting terms not defined in this Agreement have the meanings determined by United States generally accepted accounting principles.

Section 8.6.    Captions. The headings of this Agreement are inserted for convenience only and shall not constitute a part of this Agreement in construing or interpreting any provision hereof

Section 8.7.    Severability. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be prohibited by or invalid under applicable law, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provisions or the remaining provisions of this Agreement.

Section 8.8.    Entire Agreement; No Third Party Beneficiaries. This Agreement, including the Schedules and Exhibits hereto and the other documents and instruments referred to herein, (a) constitutes the entire agreement between the parties hereto with respect to the subject matter of this Agreement and supersedes all prior agreements and understandings, whether written or oral, between the parties to this Agreement, and (b) is not intended to confer upon any Person other than the parties to this Agreement any rights or remedies under this Agreement.

Section 8.9.    Mediation and Arbitration.

(a)    Each and every controversy or claim arising out of or relating to this Agreement or the breach thereof or the interpretation thereof shall first, before any other action shall be taken with respect thereto, be submitted by the parties to mediation.

(b)    Either party desiring to institute such mediation process shall provide written notice to the other party of the nature of such controversy or claim, and within ten (10) days of such notice, shall submit the matter for mediation to a mutually agreed upon mediator, or if the parties cannot agree after ten (10) business days of such notice, to a mediator of the noticing party's choosing.

(c)    The parties shall proceed and comply in good faith with the rules and regulations of the mediator and shall meet and confer at reasonable times, upon reasonable notice, in order to resolve such controversy or claim.

(d)    In the event that mediation is not successful in resolving the entire dispute, any outstanding issues will be submitted to final and binding arbitration in accordance with the laws of the State of Delaware.  The arbitrator's award shall be final, and judgment may be entered upon it by any court having jurisdiction thereof.

Section 8.10.    Expenses of Transaction. Each party shall pay all costs and expenses incurred by it in connection with this Agreement and the transactions contemplated hereby.

Section 8.11.    Attorney's Fees. In the event of any controversy, claim or dispute between the parties to this Agreement, arising out of or relating to this Agreement or the breach of this

Agreement, the prevailing party shall be entitled to recover from the losing party reasonable expenses, attorneys' fees and costs.

Section 8.12. Taxation. This Agreement and the transaction contemplated herein may have significant tax consequences under local, state, federal or international tax codes, and neither party (nor their legal counsel) has made any statements, assurances or provided advice regarding such tax consequences. Each party is advised to obtain tax advice regarding this Agreement and the transactions contemplated herein from a competent tax professional.

Section 8.13. Time of the Essence. Time is hereby expressly made of the essence with respect to the performance and/or satisfaction of each of the provisions and conditions of this Agreement.

Section 8.14. Further Assurances. In case at any time after the closing any further action is necessary or desirable to carry out the purposes of this Agreement, each of the parties will take such further action (including the execution and delivery of such further instruments and documents) as any other party reasonably may request, all at the sole cost and expense of the requesting party.

Section 8.15. Incorporation of Exhibits and Schedules. The exhibits and schedules identified in this Agreement are incorporated herein by reference and made a part hereof.

Section 8.16. Counterparts. This Agreement may be executed simultaneously in multiple counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same instrument. An executed signature page of this Agreement delivered by facsimile or PDF transmission shall be as effective as an original executed signature page.

[THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK]

STOCK PURCHASE AGREEMENT
SIGNATURE PAGE

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the Effective Date first written above.

**COMPANY:** CLEAN FREAK USA, INC.

By: ______________________

Title: Manager

**BUYER:** ROKWADER ACQUISITION CORPORATION

By: ______________________

Title: ______________________

**SELLER:**

______________________
Craig McDowell

______________________
Mark McDowell

McDowell Revocable Trust

By: ______________________
Trevor McDowell, Trustee

Pure Partners, LLC
By: ______________________
______________________, Managing Member

______________________
James R. McDowell

DocuSign Envelope ID: 69FC13AA-42F0-4A41-8635-F52776664AE2

**STOCK PURCHASE AGREEMENT**
**SIGNATURE PAGE**

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the Effective Date first written above.

**COMPANY:** CLEAN FREAK USA, INC.

By: ______________________________

Title: Manager

**BUYER:** ROKWADER ACQUISITION CORPORATION

By: ______________________________

Title: ______________________________

**SELLER:**

______________________________
Craig McDowell

______________________________
Mark McDowell

McDowell Revocable Trust

By: ______________________________
Trevor McDowell, Trustee

DocuSigned by:
Pure Partners, LLC
By: ______________________________
Scott Grondin, Managing Member

______________________________
James R. McDowell

## EXHIBIT A

### Certain Definitions

**"Governmental Body"** shall mean any (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; or (c) governmental or quasi-governmental authority of any nature (including any governmental division, department, agency, commission, instrumentality, official, organization, unit, body or entity and any court or other tribunal).

**"Intellectual Property"** means:

      (a)    all issued patents, reissued or reexamined patents, revivals of patents, utility models, certificates of invention, registrations of patents and extensions thereof, regardless of country or formal name (collectively, **"Issued Patents"**);

      (b)    all published or unpublished nonprovisional and provisional patent applications, reexamination proceedings, invention disclosures and records of invention (collectively **"Patent Applications"** and, with the Issued Patents, the **"Patents"**);

      (c)    all copyrights, copyrightable works, semiconductor topography and mask work rights, including all rights of authorship, use, publication, reproduction, distribution, performance transformation, moral rights and rights of ownership of copyrightable works, semiconductor topography works and mask works, and all rights to register and obtain renewals and extensions of registrations, together with all other interests accruing by reason of international copyright, semiconductor topography and mask work conventions (collectively, **"Copyrights"**);

      (d)    trademarks, registered trademarks, applications for registration of trademarks, service marks, registered service marks, applications for registration of service marks, trade names, registered trade names and applications for registrations of trade names (collectively, **"Trademarks"**);

      (e)    all technology, ideas, inventions, designs, proprietary information, manufacturing and operating specifications, know-how, formulae, trade secrets, technical data, computer programs, hardware, software and processes; and

      (f)    all other intangible assets, properties and rights (whether or not appropriate steps have been taken to protect, under applicable law, such other intangible assets, properties or rights).

**"Knowledge"** means the actual awareness of a particular fact or other matter by an individual. The Company, Buyer or Seller will be deemed to have "Knowledge" of a particular fact or other matter if any individual who is serving as a director or executive officer of such person has the Knowledge described above.

**"Lien"** shall mean any mortgage, charge, security interest, encumbrance, claim, or other lien of any kind or nature whatsoever, other than a Permitted Lien.

**"Permitted Liens"** shall mean (i) Liens for Taxes, assessments or other governmental charges not delinquent or being contested in good faith and by appropriate proceedings and with respect to which proper reserves have been taken; (ii) deposits or pledges to secure obligations under worker's compensation, social security or similar laws, or under unemployment insurance; (iii) deposits or pledges to secure bids, tenders, contracts (other than contracts for the payment of money), eases, statutory obligations, surety and appeal bonds and other obligations of like nature arising in the ordinary course of business; and (iv) such Liens or easements as do not and will not materially detract from or interfere with the use or value of the properties subject thereto or affected thereby, or otherwise materially impair the business operations of the Company and its subsidiaries, taken as a whole.

**"Tax Proceeding"** shall mean any Tax audit, dispute, litigation or proceeding (whether administrative, judicial or contractual).

## EXHIBIT B

Payment Instructions

## EXHIBIT C

### Company Disclosure Schedule

Certain agreements and other matters are listed in the Company Disclosure Schedule for informational purposes only, notwithstanding the fact that, because they do not rise above applicable materiality thresholds or otherwise, they are not required to be listed herein by the terms of the Stock Purchase Agreement (the "**Agreement**"). In no event shall the listing of such agreements or other matters in the Company Disclosure Schedule be deemed or interpreted to broaden or otherwise amplify the Seller's representations and warranties, covenants or agreements contained in the Agreement, and nothing in the Company Disclosure Schedule shall influence the construction or interpretation of any of the representations and warranties contained in the Agreement. The headings contained in the Company Disclosure Schedule are for convenience of reference only and shall not be deemed to modify or influence the interpretation of the information contained in the Company Disclosure Schedule or the Agreement. Furthermore, the disclosure of a particular item of information in the Company Disclosure Schedule shall not be taken as an admission by the Seller that such disclosure is required to be made under the terms of any of such representations and warranties. Information disclosed in any particular section of the Company Disclosure Schedule shall be deemed disclosed in any other section of the Company Disclosure Schedule to the extent it is reasonably apparent that such information is responsive to the representation or warranty to which such other section of the Company Disclosure Schedule corresponds.

Capitalized terms defined in the Agreement and not otherwise defined in the Schedules are used herein as defined in the Agreement.

## EXHIBIT D

### Buyer Disclosure Schedule

Certain agreements and other matters are listed in the Buyer Disclosure Schedule for informational purposes only, notwithstanding the fact that, because they do not rise above applicable materiality thresholds or otherwise, they are not required to be listed herein by the terms of the Stock Purchase Agreement (the "**Agreement**"). In no event shall the listing of such agreements or other matters in the Buyer Disclosure Schedule be deemed or interpreted to broaden or otherwise amplify the Buyer's representations and warranties, covenants or agreements contained in the Agreement, and nothing in the Buyer Disclosure Schedule shall influence the construction or interpretation of any of the representations and warranties contained in the Agreement. The headings contained in the Buyer Disclosure Schedule are for convenience of reference only and shall not be deemed to modify or influence the interpretation of the information contained in the Buyer Disclosure Schedule or the Agreement. Furthermore, the disclosure of a particular item of information in the Buyer Disclosure Schedule shall not be taken as an admission by Buyer that such disclosure is required to be made under the terms of any of such representations and warranties. Information disclosed in any particular section of the Buyer Disclosure Schedule shall be deemed disclosed in any other section of the Buyer Disclosure Schedule to the extent it is reasonably apparent that such information is responsive to the representation or warranty to which such other section of the Buyer Disclosure Schedule corresponds.

Capitalized terms defined in the Agreement and not otherwise defined in the Schedules are used herein as defined in the Agreement.

\\23.253.158.115\wma\Wallace - Clean Freak\Trans\Stock Purchase Agreement\Clean Freak
USA Inc   Stock Purchase Agreement (Execution Version).docx